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                            April 22, 2024

       Yizhen Zhao
       President of Ark7 Inc.
       Ark7 Properties Plus LLC
       1 Ferry Building, Suite 201
       San Francisco, CA 94111

                                                        Re: Ark7 Properties
Plus LLC
                                                            Post-Qualification
Amendment No. 7
                                                            Offering Statement
on Form 1-A
                                                            Filed April 3, 2024
                                                            File No. 024-11869

       Dear Yizhen Zhao:

                                                        We have reviewed your
amendment and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Post-Qualification Amendment No. 7 filed April 3, 2024

       Unaudited Pro Forma Consolidated and Consolidating Financial Statements and Report, page F-
       1

   1.                                                   We note your revised
pro forma financial statements in response to our prior
                                                        comment. Please address
the following:
                                                            We continue to note
that certain historical amounts presented in your pro forma
                                                           financial statements
do not agree to amounts as presented in your historical financial statements for the
periods presented. As such, please revise your presentation
                                                           accordingly; and
                                                            Please explain to
us why Cash and cash equivalents and Property, plant and
                                                           equipment -
Accumulated Depreciation include pro forma adjustments in the pro forma balance sheets
as of December 31, 2023 for Series SOV9W, QGFX0, RPFUV,
                                                           NHMOP, ORHOF and
DIVTU.
 Yizhen Zhao
FirstName   LastNameYizhen
Ark7 Properties  Plus LLC Zhao
Comapany
April       NameArk7 Properties Plus LLC
       22, 2024
April 222, 2024 Page 2
Page
FirstName LastName
Independent Auditor's Report, page F-3

2. We note that the audit opinion does not reference the balance sheet as of December 31,
         2022 or the related financial statements for the period from March 17, 2022 (inception date) to December 31, 2022. Please include a revised audit report from your auditor that refers to all periods in the first and second paragraphs of the Opinion section, consistent with the periods presented in the financial statements.
Index to Exhibits
Exhibit 11.1 Accountants Consent, page III-1

3. Please have your auditors revise their audit consent to reference the financial statement periods consistent with those in their audit reports.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate & Construction
cc:      Andrew Stephenson